Exhibit 99.2

FANG HOLDINGS LIMITED
(Incorporated in the Cayman Islands with limited liability)
(NYSE: SFUN)

NOTICE OF ANNUAL GENERAL MEETING
to Be Held on December 21, 2020
(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an Annual General Meeting (“AGM”) of Fang Holdings Limited (the “Company”) will be held at Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, People’s Republic of China on December 21, 2020 at 10:00 a.m. (local time), and at any adjourned or postponed meeting thereof, for the following purposes:

To consider and, if thought fit, pass the following ordinary resolution to re-elect Mr. Changming Yan as an independent director of the board of directors of the Company (the “Board”), a member of the audit committee and the compensation committee of the Board, and a member and the chair of the nominating and corporate governance committee of the Board.

The Board previously appointed Mr. Changming Yan as an independent director of the Board, a member of the audit committee and the compensation committee of the Board, and a member and the chair of the nominating and corporate governance committee of the Board on June 5, 2020. The biography of Mr. Yan is attached hereto as Exhibit A. Pursuant to Article 86 of the Company’s Fifth Amended and Restated Articles of Association, a director appointed by the Board to fill a casual vacancy on the Board shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election.

The Board has provided the following resolution for approval by the Company’s shareholders:

“RESOLVED THAT, Mr. Changming Yan be, and hereby is, re-elected as an independent director of the Board, a member of the audit committee and the compensation committee of the Board, and a member and the chair of the nominating and corporate governance committee of the Board.”

The Board has fixed the close of business on November 20, 2020 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned or postponed meeting thereof. The Board recommends the shareholders to vote FOR the resolution.

The Company’s ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. In respect of the matters requiring shareholders’ vote at the AGM, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 10 votes. Shares underlying the Company’s American depositary shares (“ADSs”) are Class A ordinary shares. Each ADS represents ten Class A ordinary shares.

Voting by Holders of Ordinary Shares

Holders of record of the Company’s Class A and Class B ordinary shares at the close of business on the Record Date are entitled to vote at the AGM and any adjourned or postponed meeting thereof and are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than the time appointed for the AGM to ensure your representation at such meeting. Please refer to the proxy form, which is attached to and made a part of this notice.

Voting by Holders of ADSs

Holders of ADSs who wish to exercise their voting rights for the underlying Class A shares must act through JPMorgan Chase Bank, N.A., the depositary of the Company’s ADS program (the “Depositary”), by submitting a Voting Instruction Card to the Depositary. The Depositary has advised us that it intends to mail to all ADS holders a Voting Instruction Card containing a link to the Company’s website (http://ir.fang.com) containing this notice of AGM. If you wish to have the Depositary, through its nominee or nominees, vote or execute a proxy to vote the Class A ordinary shares represented by your ADSs, please execute and forward to the Depositary the Voting Instruction Card sent to you by the Depositary. A postage-paid envelope will be provided to you for this purpose. The Voting Instruction Card should be executed in such a manner as to show clearly how you wish to vote in regard to the Company’s proposals. Alternatively, you may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card must be forwarded in sufficient time to reach the Depositary before 12:00 p.m. (Eastern Standard Time), December 16, 2020. Only the registered holders of record at the close of business on November 20, 2020 will be entitled to execute the Voting Instruction Card.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at http://ir.fang.com, or by contacting IR Department, Fang Holdings Limited, Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, People’s Republic of China, Telephone: +86-10-5631-8362, email: ir@fang.com.

By Order of the Board of Directors,

/s/ Vincent Tianquan Mo
Vincent Tianquan Mo
Executive Chairman

Beijing, November 17, 2020

Exhibit A

Biography of Mr. Changming Yan

Mr. Yan founded Cada Resource International Limited, a company engaged in high-tech development and mineral resource industry, and has been its president since 1996. Mr.Yan also serves as the president of Tsinghua University Alumni Association (Hong Kong). He was the vice chairman of the Western Returned Scholars Association of China from 2008 to 2013. Mr. Yan had been awarded as one of the top ten overseas returned entrepreneurs in China in 2002. Mr. Yan received a bachelor’s degree and a master’s degree from Tsinghua University in engineering and a master’s degree from University of Ottawa in engineering.

A-1